Exhibit 12.2

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	Three Months
	Ended March 31,		Year Ended December 31,
	2009(1)	2008(1)	2008(1)	2007(1)	2006	2005	2004
	(dollars in millions)

Net income (loss) before income tax expense (benefit) and cumulative effect of changes in accounting principles	$(10,788)	$(571)	$(44,561)	$(5,985)	$2,340	$2,626	$3,341
Add:
Low-income housing tax credit partnerships	106	117	453	469	407	320	282
Total interest expense	6,486	8,769	33,332	38,482	37,270	29,899	26,566
Interest factor in rental expenses	2	2	8	7	6	6	6

Earnings (loss), as adjusted	$(4,194)	$8,317	$(10,768)	$32,973	$40,023	$32,851	$30,195

Fixed charges:
Total interest expense	$6,486	$8,769	$33,332	$38,482	$37,270	$29,899	$26,566
Interest factor in rental expenses	2	2	8	7	6	6	6
Capitalized interest	—	—	—	—	—	—	1
Senior preferred stock and preferred stock dividends(2)	370	272	675	398	270	260	260

Total fixed charges including preferred stock dividends	$6,858	$9,043	$34,015	$38,887	$37,546	$30,165	$26,833

Ratio of earnings to combined fixed charges and preferred stock dividends(3)	—	—	—	—	1.07	1.09	1.13

(1)	For the ratio of earnings to combined fixed charges and preferred stock dividends to equal 1.00, earnings (loss), as adjusted must increase by $11.1 billion and $0.7 billion for the three months ended March 31, 2009 and March 31, 2008, respectively. For the ratio of earnings to combined fixed charges and preferred stock dividends to equal 1.00, earnings (loss), as adjusted must increase by $44.8 billion and $5.9 billion for the years ended December 31, 2008 and 2007, respectively.
(2)	Senior preferred stock and preferred stock dividends represent pre-tax earnings required to cover any senior preferred stock and preferred stock dividend requirements computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.
(3)	Ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings (loss), as adjusted by total fixed charges including preferred stock dividends.